July 13, 2010

Jinling Qin
Acting Chief Financial Officer
Sinovac Biotech Ltd.
No. 39 Shangdi Xi Road
Haidian District, Beijing 100085
People's Republic of China

Re: Sinovac Biotech Ltd.
Form 20-F for the Fiscal Year Ended December 31, 2009
Filed April 16, 2010
File Number: 001-32371

Dear Ms. Qin:

We have reviewed your correspondence dated June 15, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Information on the Company

Research and Development, page 32

1. We note your response to our prior comment 1. Please advise us as to which, if any, of your commercial products designed to treat pandemic influenza were developed through either of the collaboration agreements referenced in our comment. If any were, please confirm that you will identify them in your next annual report and file these agreements as exhibits. Alternatively, please provide a substantive analysis as to why you are not substantially dependent upon these agreements.

Collaborations, page 35

2. We note your response to our prior comment 3. Please confirm that you will disclose in your next annual report that:

    *   Tianjin CanSino Biotechnology Inc. is the counterparty to the technology transfer agreement; and

    *   Your obligation to pay royalties in connection with this agreement ranges from percentages falling in the teens for the portion of sales less than RMB100 million and the single digits for sales in excess of RMB100 million.

*   *   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Scot Foley, Staff Attorney, at (202) 551-3383 or myself at (202) 551-3715 with questions on either of these comments.

Sincerely,

Jeffrey Riedler
Assistant Director